RECEIVED

2004 NOV -5 A 10:08

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CARL ZEISS MEDITEC

Carl Zeiss Meditec AG 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.

Washington, D. C. 20549
United States

Division/ Dept.: Investor Relations
Your contact: Jens Brajer

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Tel: +49 (0) 36 41/220-105
Fax: +49 (0) 36 41/220-117
e-mail: j.brajer@meditec.zeiss.com

04045908

Our ref.: JB/Mtr
Date: 2004-10-26

File No. 82-34817

SUPPL

Dear Ladies and Gentlemen,

Please find attached the following documents that were released to our shareholders:

Type of document	Date of release
Press release	2004-10-26

Best regards,

Carl Zeiss Meditec AG
i. V.

Jens Brajer
Director Investor Relations

i. A.

Mandy Treffer
Assistant Investor Relations

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

Deutsche Bank AG Jena
Account: 62 453 69 (BLZ: 820 700 00)
SWIFT: DEUT DE 8E
IBAN: DE90820700000624536900
Commercial register:
Gera, HRB 5623
VAT-IdNo. DE 811 922 737
Tax-No. 64003/ 02707

Commerzbank Jena
Account: 258072800 (BLZ: 820 40000)
SWIFT: COBADEFFXXX
IBAN: DE31820400000258072800
Phone: +49 (0) 36 41/ 220-0
Fax: +49 (0) 36 41/ 220-112
Internet: www.meditec.zeiss.com
e-mail: info@meditec.zeiss.com

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec: Changes to the Supervisory Board

Member of IKB Management Board to be new Supervisory Board member – legal appointment of a new employee representative

(Jena, 26 October 2004) Dr Markus Guthoff, Management Board Member of IKB Deutsche Industriebank AG will be the new Supervisory Board member for Carl Zeiss Meditec, listed in the Prime Standard at the Deutsche Börse. The official appointment was made recently at the appropriate court of registration. On the IKB Board of Management, Dr Guthoff is responsible for the Private Equity Division, organisation and information processing, risk management and the controlling of credit risks.

Dr Guthoff has extensive experience in capital markets. After a bank apprenticeship and studies in Business Administration and Economics he joined the Corporate Finance Division of IKB Deutsche Industriebank AG in 1993. There he gained experience in several areas of activity and has been a member of the Management Board since 2001. "We are delighted to have recruited the services of an acknowledged expert in the banking sector to this body," said Dr Michael Kaschke, Chairman of the Supervisory Board of Carl Zeiss Meditec AG.

The new legally appointed employee representative on the Supervisory Board of Carl Zeiss Meditec AG is Wilhelm Burmeister, Chairman of the Works Council of Carl Zeiss Meditec AG. Since Carl Zeiss Meditec's foundation in 2002, two employee representatives are appointed to the Supervisory Board on a voluntary basis.

Dr Markus Guthoff and Wilhelm Burmeister were appointed to the Supervisory Board of Carl Zeiss Meditec AG as successors to the members Dr Franz-Ferdinand von Falkenhausen (Managing Director of Carl Zeiss Jena GmbH) and Jürgen Dömel (Chairman of the Group Council of Carl Zeiss AG) who are resigning their posts due to personal reasons.

ZEISS CARL ZEISS MEDITEC

Brief Profile

Built on an unparalleled 150-year heritage of optical innovation, Carl Zeiss Meditec (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Ltd.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

28 percent of the Carl Zeiss Meditec shares are in scattered holdings. The remaining 72 percent are held by Carl Zeiss, one of the leading international optic and opto-electronic industry groups of companies in the world.

Contact:

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com/ir

Press Release